

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2013

<u>Via Email</u>
Ethelinda Corpuz
Chief Executive Officer
ShopEye, Inc.
108 Flying Mist Isle
Foster City, CA 94404

      Re: Form 10-K for the fiscal year ended May 31, 2013
               Filed August 19, 2013
               File No. 333-176098
               Form S-1
               Filed August 19, 2013
               File No. 333-189481

Dear Ms. Corpuz:

We note that your financial statements for the years ended May 31, 2013 and 2012 were audited by Lake & Associates, CPA's LLC. Effective August 13, 2013, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Lake & Associates, CPA's LLC. You can find a copy of the order at
http://pcaobus.org/Enforcement/Decisions/Documents/08132013_Lake.pdf

As Lake & Associates, CPA's LLC is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Lake & Associates, CPA's LLC audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year. In this respect, you should amend your most recent Form 10-K to satisfy the re-audit requirement. In addition, you will need to meet the re-audit requirement prior to the effectiveness of your registration statement on Form S-1.

Please file an Item 4.01 Form 8-K to include all of the information required by that Item. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the PCAOB has revoked the registration of your prior auditor, Lake & Associates, CPA's LLC. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

If you are unable to obtain an Exhibit 16 letter from Lake & Associates, CPA's LLC at the time you file your Form 8-K – or an amended Exhibit 16 letter for an amended Form 8-K – please disclose this fact in the Form 8-K.

Once you explain Lake & Associates, CPA's LLC's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Your Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than September 2, 2013. If you have any questions, please contact Morgan Youngwood, Staff Accountant at 202-551-3479.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief